

22003381

SECURITIES ___ ___ ___ ___ ;ION
Washington, D.C. 2054y

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SEC FILE NUMBER
8-66981

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 AND ENDING 12/31/2021
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GroupArgent Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 Broad Street - Suite 3201

(No. and Street)		
New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hopkins	603-216-8933	thopkins@foreside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates

(Name – if individual, state last, first, and middle name)			
11 Broadway - Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)
06/06/2006		2699	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Pierre-Georges Roy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GroupArgent Securities, LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

New York County – NY State
17 February 2022

Signature: _____

Title: _____ MANAGING DIRECTOR

TAREK M ELBARKATAWY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EL6413650
Qualified In New York County
My Commission Expires 02-01-2025

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GROUPARGENT SECURITIES, LLC

CONTENTS

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GroupArgent Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GroupArgent Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as GroupArgent Securities, LLC's auditor since 2016.

New York, NY

February 21, 2022

GROUPARGENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

ASSETS
Cash and cash equivalents	$	1,024,442
Accounts receivable		40,000
Due from Parent		6,640
Prepaid expenses		7,483
Security deposit		1,000
TOTAL ASSETS	$	1,079,565

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Accrued expenses	$	6,779
TOTAL LIABILITIES		6,779
MEMBER'S EQUITY		1,072,786
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,079,565

The accompanying notes are an integral part of these financial statements.

GROUPARGENT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. **Organization and Business**

   GroupArgent Securities, LLC (the Company) was organized in New York in April 2005, and is a wholly owned subsidiary of GroupArgent, LLC (the Parent). The Company is a broker dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and Securities Investor Protection Corporation - SIPC. The Company does not claim an exemption under the exemption provisions of SEA Rule 15c3-3 but is exempt in reliance on footnote 74 to SEC Release 34-70073.

   The Company is engaged in the business of private placements, strategic advisory services and mergers and acquisitions to a select group of customers. The Company holds no customer funds or securities and does not participate in underwriting of securities. The financial statements reflect its own principal transactions and activities.

2. **Summary of Significant Accounting Policies**

   The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements:

   Use of Estimates

   The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   At December 31, 2021, cash includes amounts on hand and on deposit at financial institutions.

   Revenue Recognition

   Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

   Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

2   Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end since it has determined that there is no need for any write-offs.

Measurement of Credit Losses

Under the new standard ASC Topic 326, Financial Instruments - Credit Losses, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance was effective on January 1, 2020, and the company applied the modified retrospective method of adoption which resulted in no adjustment to members' equity as of the effective date.

Income Taxes

No provision for federal or state income taxes have been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent.

The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that, a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Parent files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. As of December 31, 2021, the Parent's U.S. federal return and state returns for the years 2017 onward are open under the normal statute of limitations. As of December 31, 2021, the Parent did not have any unrecognized tax liabilities on behalf of the Company.

GROUPARGENT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,017,663, which was $1,012,663 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

Advances to affiliates, contributions and distributions and other withdrawals are subject to certain notifications and other requirements of Rule 15c3-1 and other regulatory rules.

4.   Concentrations and Economic Dependency

The Company's revenues are related to fees collected and there is no assurance of future revenues from these funds. Three customers accounted for 95% of revenues in 2021.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2021.

5.   Fair Value of Financial Instruments

Cash and cash equivalents are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6.   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(3)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2021, the Company was in compliance with this rule.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2021 or during the year then ended.

7.   Related Party Transactions

The Company has an expense sharing agreement with the Parent to share the personnel, administrative service and use of office space related to the Company's operation. In 2021 the total allocated expenses of approximately $5,430,840 and the Company paid to its Parent company approximately $5,477,000 for allocated expenses. As of December 31, 2021, the Parent owed the Company $6,640.

8. **Risks Covid - 19**

The outbreak of the novel coronavirus in March 2020 has adversely impacted domestic activity in the USA and around the world. Financial markets, employment markets, and the real economy is seeing a high level of volatility. The outbreak could have a material adverse impact on the economy and on the Company. The fluidity of the situation prevents any prediction as to the eventual outcome. This presents a material uncertainty and risk with respect to the Company, its performance and financial results.